POWERING MARKETING SUCCESSTM	Unica Corporation Reservoir Place North 170 Tracer Lane Waltham, MA 02451 T: +1.781.839.8000 F: +1.781.890.0012

www.unica.com
April 8, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Stephen Krikorian

Re:	Unica Corporation Form 10-K for the Fiscal Year Ended September 30, 2008 Form 10-Q for the Quarterly Period Ended December 31, 2008 File No. 000-51461
Ladies and Gentlemen:
     On behalf of Unica Corporation (the “Company”) this letter is being submitted in response to the comments provided to the Company in a letter (the “Letter”) dated March 30, 2009 from Stephen Krikorian, Accounting Branch Chief of the Securities and Exchange Commission’s staff (the “Staff”), to Mr. Kevin P. Shone, Senior Vice President and Chief Financial Officer of the Company.
Form 10-K for the Fiscal Year Ended September 30, 2008
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
4. Goodwill and Acquired Intangible Assets, page 70
1.	Your response to prior comment number 9 indicates that you use the income approach as well as the market approach to determine the fair value of your reporting units. However, we note that your disclosures on page 70 only indicate that you use an income approach. Please advise. Your response also indicates that you apply a weighting to the result of each approach. Please revise in future filings to disclose the weightings used. As part of your response, please explain to us how you determined this weighting.
Response:
In future filings, the Company will disclose that it uses both the income approach and the market approach to determine the fair value of its reporting units. During the year ended September 30, 2008, the Company operated in three reporting units. The weightings applied by the Company for the income approach and the market approach were 60% and 40%, respectively, for two of the reporting units and 90% and 10%, respectively, for the remaining reporting unit. The weightings were determined based upon the degree of comparability of companies and acquisitions in the marketplace. In future filings, the Company will provide further disclosure regarding the weightings between the market approach and the income approach to determine the fair value of its reporting units. An example of the disclosure the Company anticipates providing in future filings is as follows:

Securities and Exchange Commission
April 8, 2009
Page Two
“The Company tests goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may exceed its fair value in accordance with the provisions of SFAS No. 142. The Company determines fair value using the income approach as well as the market approach, and applies a weighting to the result of each approach. The income approach is based upon discounted cash flows estimated by management for each reporting unit, while the market approach uses trading and transaction multiples, for companies considered comparable to Unica, to estimate fair value. During the year ended September 30, 2008, the Company operated in three reporting units. Reporting units are organized by operations with similar economic characteristics for which discrete financial information is available and regularly reviewed by management. For its annual goodwill impairment assessment, the Company applied a weighting to the income approach and the market approach of 60% and 40%, respectively, as it relates to two of the reporting units and 90% and 10%, respectively, as it relates to the remaining reporting unit. The weightings were determined based upon the degree of comparability of companies and acquisitions in the marketplace.”
If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at 781-487-8685 or by facsimile at 781-890-6053. Thank you for your assistance.
Very truly yours,
/s/ Kevin P. Shone
Kevin P. Shone
Senior Vice President and Chief Financial Officer